U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

VIA EDGAR

Re:	Signature Devices Inc. Form 1-A Filed on June 8, 2018 Accession number: 0001683168-18-001620 File Number: 024-10850

To SEC,

Effective immediately, the undersigned hereby withdraws the Form 1-A filed June 8, 2018. This was erroneously filed by our filing agent and should have been coded as a 1-A/A.

Should you have any questions regarding this withdrawal, please do not hesitate to contact John Lux at Lux Law, counsel to the Company, at (202)-780-1000.

Very truly yours,

/s/ Inas Azzam

Inas Azzam

Chief Executive Officer